Exhibit 99.1
EnCana proceeds with plan to split into
two distinct and independent energy companies
Creation of two senior energy companies focused on unconventional resources:
An integrated oil company and a pure-play natural gas producer
Transaction targeted for completion by the end of November 2009
CALGARY, Alberta (September 10, 2009) — The Board of Directors of EnCana Corporation (TSX, NYSE: ECA) has unanimously approved plans to proceed with a corporate reorganization to split EnCana into two highly focused energy companies: one a natural gas company — EnCana (GasCo), which has an outstanding portfolio of prolific shale and other gas resource plays across North America, and the other an integrated oil company — Cenovus Energy Inc., which has industry-leading enhanced oil production and top-performing refineries, as well as an underlying foundation of reliable oil and gas resource plays. This transaction — expected to close November 30, 2009 — is designed to enhance long-term value for EnCana shareholders by creating two sustainable, independent, publicly traded companies, each with an ability to pursue and achieve greater success by employing operational strategies best suited to its unique assets and business plans.
EnCana first announced the proposed corporate reorganization on May 11, 2008 and was advancing plans for the split last fall when the global debt and equity markets experienced unprecedented turmoil and volatility. Given that uncertainty, EnCana announced on October 15, 2008 a revision to the original reorganization schedule and delayed seeking shareholder and court approval for the transaction until clear signs of stability returned to the financial markets.
“We believe the conditions are now favourable to proceed with the split. Equity and debt markets have improved significantly with debt financing available at reasonable cost. Global and national economic indicators suggest that the world’s economies are showing promising signs of recovery. As well, the strategic rationale for creating two leading energy companies remains as sound as ever — the conversion of one leading unconventional resource company into two independent, premium entities unlocks greater long-term shareholder value from industry-leading North American energy assets,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
“While natural gas prices are currently low, we have reduced our near-term commodity price risk by hedging a significant portion of our expected production for the 2009-2010 gas year. We are a leader in low-cost natural gas production and our continued pursuit of that objective helps us enhance our competitive position during periods of low commodity prices. Over the longer term, we believe the current low natural gas prices are not sustainable and we expect a recovery in prices in 2010,” Eresman said.
Strengthened foundation for creating two leading energy companies
“In addition, the financial and operational strength of each company’s asset base has improved during the past year. Additional drilling in our natural gas shale plays has advanced our understanding of their enormous potential and increased our confidence in our ability to grow these prolific new natural gas supplies from the Montney, Horn River and Haynesville plays. With the start up of two new phases at Foster Creek and continued production increases from Christina Lake, gross production from these enhanced oil recovery projects now exceeds 100,000 barrels per day, a significant milestone in the long-term oil growth plan for the assets that will be transferred to Cenovus. Construction of our coker and refinery expansion (CORE) project at the Wood River refinery is past the midpoint. It is on time and on budget, and is expected to start up expanded capacity in early 2011. And overall, looking at the financial position of EnCana, our debt at August 31, 2009 was about $8.2 billion, down about 19 percent from when we first announced our plan to split in May 2008,” Eresman said.
EnCana Corporation

Well advanced reorganization plans lower transaction risks
“Our extensive work in the past year has helped reduce the risks associated with the transaction. We have received tax rulings from the Canadian and U.S. federal tax authorities that confirm, subject to the terms of the rulings, that the transactions will not be taxable from a corporate and shareholder perspective. We have secured committed financing for Cenovus that will support its independent business plan. We have acquired and built much of the infrastructure for Cenovus’s information technology systems. The leadership teams have been identified and employees have been assigned to new or continuing roles in each of the proposed companies. Having completed this foundational work, and with the return of financial market stability, we are proceeding with this value-creating transaction in a prompt and prudent manner,” Eresman said.
Continuing tradition of focused execution to deliver enhanced value and capture competitive opportunities
Since its formation in 2002, EnCana has established a strong track record of value creation through the continued pursuit of low-cost natural gas and oil production, growth in proved reserves and an innovative strategy of developing unconventional natural gas and oil resources in North America. That success is founded in the central belief that companies with a disciplined focus on establishing leadership in their core business will earn increased value recognition of their assets, capture competitive opportunities and be best positioned to effectively respond to changing markets. With this planned split into two companies, each management team will focus more directly on the critical success factors in its respective businesses. They will be better equipped to direct their strategies and operations towards building value by tailoring practices and execution to fit the unique nature of their assets. The two companies will be focused on achieving attractive total shareholder returns through a combination of growing production and reserves, achieving strong refining margins, paying a meaningful dividend and by investing free cash flow in share buy backs. With greater transparency and focus, the investment community will be able to more easily follow and more accurately assess and value these companies.
Benefits of the transaction
This transaction is aimed at continuing to build on current success by offering a number of significant benefits which are expected to include:
•	Two highly-focused North American energy companies
•	a premier natural gas company that is almost exclusively focused on natural gas exploration and development of resource plays, including prolific shale gas plays
•	a premier integrated oil company anchored by stable production and cash flow from well-established oil and gas resource plays
•	Mandate to pursue tailored strategies
•	provides each company with a clear mandate to pursue short and long-term strategies best suited to its unique assets and business plans
•	Expanded growth opportunities
•	improves and expands the strategic positioning and growth opportunities of each company
•	Two high-potential investments
•	both companies will be leaders in their peer groups and existing shareholders can retain ownership in both companies
•	Experienced leadership
•	each company to be led by experienced directors and executives who have demonstrated success building EnCana
•	Sharpened focus, greater value transparency
•	greater clarity on specific strategies employed and increased financial transparency into the specific businesses of each company
•	Better valuation
•	investors and analysts will be able to more accurately compare and evaluate the stand-alone companies against peers, competitors, benchmarks and performance criteria
EnCana Corporation

EnCana shareholders to own one share in each of the two companies
The proposed transaction would be implemented through a Plan of Arrangement under the Canada Business Corporations Act and is subject to shareholder approval, approval of the Court of Queen’s Bench of Alberta, receipt of appropriate regulatory approvals and satisfaction of other customary closing conditions. Under the proposed transaction, EnCana common shareholders will retain their EnCana shares and receive one Cenovus common share for each EnCana share held. EnCana intends that the initial combined dividends of the two companies will be approximately equal to EnCana’s current dividend of US$1.60 per share annually. Future dividends will be at the discretion of the respective boards of directors of each company and no dividend policy has yet been adopted.
Creation of two independent energy companies
Upon completion, this transaction would create Cenovus Energy Inc. — a publicly traded integrated oil company that will be focused on the development of EnCana’s Canadian enhanced oil assets and United States refinery interests, underpinned by a well-established natural gas and oil production base in Alberta and Saskatchewan with significant capacity to deliver long-term free cash flow. The Cenovus assets, which encompass EnCana’s Integrated Oil and Canadian Plains divisions, represent about one-third of EnCana’s current production and proved reserves at year-end 2008. EnCana’s other major operating divisions, Canadian Foothills and USA, would form a pure-play natural gas growth company, aimed at growing existing high-potential resource plays in Canada and the U.S. This natural gas company would retain the name EnCana Corporation and represents about two-thirds of EnCana’s current production and proved reserves at year-end 2008.
Cenovus — a premier enhanced oil growth company integrated with expanding refinery capacity
“At inception, Cenovus is designed to be North America’s premier enhanced oil company. Our enhanced oil recovery projects at Foster Creek and Christina Lake are positioned to deliver, over the next five years, an expected compound annual growth rate of 12 to 14 percent. Cenovus’s total oil and natural gas production is expected to be steady as the company generates strong free cash flow from its mature gas and oil properties to fund enhanced oil production growth. Cenovus is also positioned to pursue the benefits of the full value chain integration of its successful enhanced oil recovery projects in Alberta with two top-performing refineries at Wood River in Illinois and Borger in Texas. Our integrated oil business is into its third year of our 50-50 joint venture with ConocoPhillips — a successful partnership that strategically and financially links premier oil assets with 226,000 net barrels per day of ideally-located refinery assets, creating one of the industry’s lowest cost integrated oil developments,” said Brian Ferguson, EnCana’s Chief Financial Officer, and designated President & Chief Executive Officer of Cenovus.
“While Cenovus’s medium and long-term growth is expected to be driven by our enhanced oil recovery projects at Foster Creek and Christina Lake, we will also hold extensive lands covering top-tier oil reservoirs located in the heart of Alberta’s Athabasca oil region, properties that provide opportunity to grow oil production for decades ahead. Cenovus’s 1.4 million acres of existing high-quality leases contain an estimated 40 billion barrels of original bitumen in place. We believe these assets are among the best in the business. Our teams have more than a decade of innovative technical and development experience in achieving industry-leading production and capital efficiencies. They have set the pace in reducing environmental impact and have consistently increased the energy efficiencies of daily production. We will continually look for opportunities to optimize our portfolio by advancing the development of new oil recovery technologies and will examine divestitures of mature natural gas and oil assets,” Ferguson said.
“In addition, our well-established gas and oil resource plays consisting of enhanced oil recovery projects such as Weyburn in Saskatchewan, Pelican Lake in northern Alberta, plus vast Shallow Gas lands in southern Alberta, are capable of delivering strong free cash flow and they have an extensive inventory of future well locations capable of delivering predictable and reliable production. These are excellent characteristics for building a financially strong, sustainable, integrated oil company that builds net asset value per share,” Ferguson said.
In 2009, the Cenovus assets are forecast to produce net oil production of more than 110,000 barrels per day and natural gas production of about 820 million cubic feet per day, for a total of about 248,000 barrels of oil equivalent per day. The assets contain about 8.1 million net acres of land and, as of the end of 2008, an estimated 1.2 billion barrels of oil equivalent of net proved reserves, which are about 75 percent oil.
EnCana Corporation

EnCana (GasCo) — a pure-play natural gas company growing high-potential North American resource plays
“Our natural gas business is very strong and the properties designated for EnCana (GasCo) are extremely well positioned to grow at anticipated double-digit rates. We have a diversified portfolio of unconventional natural gas assets across North America and hold a highly competitive land and resource position in a number of the continent’s most promising shale and tight gas resource plays, including Haynesville in the U.S. and Horn River and the Montney in Canada. Our natural gas exploration and development teams have been industry leaders in applying long-reach horizontal drilling and multi-stage fracing — revolutionary innovations that are the foundation for our continued pursuit of the lowest production costs and maximized margins. These transformative technologies have unlocked an enormous new inventory of natural gas supply in North America — clean burning natural gas that is abundant, affordable and readily available to supply consumers’ growing transportation and power needs while reducing the continent’s environmental footprint,” Eresman said.
Strong gas growth potential ahead
“Over the next five years we will be targeting a compound annual production growth rate of about 10 percent. Our properties have a proven track record of strong and sustainable growth. From 2006 to 2008, natural gas production from our Canadian Foothills and USA divisions grew by 12 percent. Despite the more moderate approach we have chosen to take for this year when gas prices are very low, these assets are capable of delivering strong growth for years ahead,” Eresman said.
“EnCana’s (GasCo) portfolio of prolific gas resource plays will include our Coalbed Methane in central and southern Alberta, the Bighorn Deep Basin play in Western Alberta, Cutbank Ridge and Greater Sierra plays in British Columbia, Jonah play in Wyoming, significant Piceance basin plays in Colorado, the Barnett shale play in Fort Worth and Deep Bossier play in East Texas. In addition to these established resource plays, our teams have recently achieved some promising exploration results in a number of North American shale plays, such as Horn River in British Columbia and Haynesville in Louisiana. These and other emerging plays have the potential to add significant depth to the company’s strong portfolio of natural gas assets,” said Eresman, who will continue as EnCana’s (GasCo) President & Chief Executive Officer.
“With about 16 million net acres, 12.4 trillion cubic feet equivalent of proved gas reserves and 3 billion cubic feet per day (Bcf/d) of natural gas production, EnCana (GasCo) is expected to retain its standing as a leading North American natural gas producer with strong growth potential,” Eresman said.
About half of expected 2010 natural gas production hedged at more than $6 per thousand cubic feet
EnCana has hedged two-thirds of expected 2009 natural gas production, about 2.6 Bcf/d, through October of this year at an average NYMEX equivalent price of $9.13 per thousand cubic feet (Mcf). EnCana has also extended its risk management program through 2010. As of September 8, 2009, EnCana had established fixed price hedges on about half of expected 2010 natural gas production — or about 2 Bcf/d — at an average NYMEX equivalent price of $6.08 per Mcf for the gas year, which runs from November 1, 2009 to October 31, 2010. EnCana also has 27,000 bbls/d of expected 2010 oil production hedged at an average fixed price of WTI $76.89 per barrel. EnCana plans to split the 2010 hedges between the two companies based on their current proportion of production volumes for oil and natural gas. The company’s price hedging strategy increases certainty in cash flow to help ensure that EnCana can meet its capital and dividend requirements without substantially adding to debt. EnCana continually assesses its hedging needs and the opportunities available prior to establishing its capital program for the upcoming year.
Two large energy firms to emerge
Both of these companies will be large, Calgary-headquartered enterprises with strong, visible growth profiles, competitive cost structures and solid financial positions. It is expected that both companies would be among Canada’s 30 largest corporations and among the top seven energy companies in Canada.
EnCana Corporation

“Each company plans to continue the tradition that created and sustains EnCana’s success, applying the principles of strong business leadership that are focused on the objectives of enhancing the value of every share, disciplined capital investment and leadership in low-cost production. Each will operate in a principled and ethical manner, pursue energy efficiency, strive to be employers of choice and actively participate in helping to build the communities where they operate. These companies will strive to maintain the same corporate responsibility principles that EnCana has established and its employees practice,” Eresman said.
IMPORTANT NOTE: EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production and reserves on an after-royalties basis. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
Pro forma Cenovus and EnCana (GasCo) information1

		Cenovus		EnCana (GasCo)
North American production (after royalties, 2009F)
Natural gas (MMcf/d)		820		2,815
Oil and NGLs (Mbbls/d)		111		27

Total (MMcfe/d)		1,490		2,975

Total (MBOE/d)		248		496

Proved reserves (year-end 2008)
Natural gas (Bcf)		1,855		11,822
Oil and NGLs (MMbbls)		909		97

Total (Bcfe)		7,309		12,402

Total (MMBOE)		1,218		2,067

Land (year-end 2008, millions net acres)
Developed		4.5		5.0
Undeveloped		3.6		10.6

Total		8.1		15.6

Operating cash flow[2] (2009F, US$ billions)		3.5		6.0
Upstream operating costs (2009F)	US$/BOE	7.50	US$/Mcfe	0.90
Number of employees (estimated)		~ 2,200		~ 3,800

Divisions		Integrated Oil		Canadian Foothills
		Canadian Plains		USA

Key Resource Plays		Foster Creek		CBM
		Christina Lake		Bighorn
		Shallow Gas		Greater Sierra
		Weyburn		Cutbank Ridge
		Pelican Lake		Jonah
				Piceance
				East Texas
				Fort Worth

Refineries — net capacity (bbls/d)		Wood River — 153,000
		Borger — 73,000

Refining total — net capacity (bbls/d)		226,000

1
This table is based on an update of EnCana’s guidance, which has been previously posted on the company’s website www.encana.com, and has been apportioned to provide indicative figures for EnCana (GasCo) and Cenovus. Final asset allocations for EnCana (GasCo) and Cenovus may affect the above. Relevant assumptions and qualifications are contained in the note regarding Non-GAAP measures and the legal advisories starting on page 9 of this news release.

2	Operating cash flow is defined as revenue, net of royalties less production and mineral taxes, transportation and selling costs, operating expenses and purchased product.
EnCana Corporation

Experienced leadership at each company from the start
Cenovus and EnCana (GasCo) will both be run by experienced energy industry directors and executives with a record of strong leadership and demonstrated success. David O’Brien is designated Chairman of the Board of Directors of EnCana (GasCo) and Michael Grandin is designated Chairman of the Cenovus Board of Directors.
The designated board members and executives of the two companies are:
Cenovus:
Designated Cenovus directors
•	Michael A. Grandin, Chairman
•	Ralph S. Cunningham
•	Patrick D. Daniel
•	Ian W. Delaney
•	Brian C. Ferguson
•	Valerie A.A. Nielsen
•	Wayne G. Thomson
Designated Cenovus executives
•	Brian Ferguson, President & Chief Executive Officer, currently EnCana’s Executive Vice-President & Chief Financial Officer
•	Ivor Ruste, Executive Vice-President & Chief Financial Officer, currently EnCana’s Executive Vice-President, Corporate Responsibility & Chief Risk Officer
•	John Brannan, Executive Vice-President & President, Integrated Oil Division, currently EnCana’s Executive Vice-President & President Integrated Oil Division
•	Don Swystun, Executive Vice-President & President, Canadian Plains Division, currently EnCana’s Executive Vice-President & President, Canadian Plains Division
•	Harbir Chhina, Executive Vice-President, Enhanced Oil Development, currently EnCana’s Integrated Oil Division’s Vice-President, Upstream Operations
•	Kerry Dyte, Executive Vice-President, General Counsel & Corporate Secretary, currently EnCana’s Vice-President, General Counsel & Corporate Secretary
•	Judy Fairburn, Executive Vice-President, Environment & Strategic Planning, currently EnCana’s Vice-President, Environment & Corporate Responsibility
•	Sheila McIntosh, Executive Vice-President, Communications & Stakeholder Relations, currently EnCana’s Executive Vice-President, Corporate Communications
•	Hayward Walls, Executive Vice-President, Organization & Workplace Development, currently EnCana’s Executive Vice-President, Corporate Services
EnCana (GasCo):
Designated EnCana (GasCo) directors
•	David P. O’Brien, Chairman
•	Randy K. Eresman
•	Claire S. Farley
•	Barry W. Harrison
•	Jane L. Peverett
•	Allan P. Sawin
•	Clayton H. Woitas
Designated EnCana (GasCo) executives
•	Randy Eresman, President & Chief Executive Officer, currently EnCana’s President & Chief Executive Officer
•	Sherri Brillon, Executive Vice-President & Chief Financial Officer, currently EnCana’s Executive Vice-President, Strategic Planning & Portfolio Management
•	Mike Graham, Executive Vice-President & President, Canadian Division, currently EnCana’s Executive Vice-President & President, Canadian Foothills Division
EnCana Corporation

•	Jeff Wojahn, Executive Vice-President & President, USA Division, currently EnCana’s Executive Vice-President & President, USA Division
•	Bill Oliver, Executive Vice-President & Chief Corporate Officer, currently EnCana’s Executive Vice-President, Business Development, Canadian Gas Marketing and Power
•	Bob Grant, Executive Vice-President, Corporate Development, currently EnCana’s Vice-President, Business Development
•	Eric Marsh, Executive Vice-President, Governmental Affairs & Special Projects, currently EnCana’s Vice-President, Corporate Supply Management and Special Projects
•	Bill Stevenson, Executive Vice-President & Chief Accounting Officer, currently EnCana’s Vice-President & Comptroller
Financial Strategy
At inception, Cenovus and EnCana (GasCo) are expected to pursue the same financial strategy and use the same credit metrics that EnCana has employed. A target debt to capitalization ratio of less than 40 percent and a debt to adjusted EBITDA target of less than 2.0 times has been established for each entity. Management intends to capitalize each entity with a financing strategy that aligns with its business model and growth plans. Each company plans to employ hedging instruments to manage the risk of commodity price volatility and bring greater certainty of cash flow to fund future capital investments. Both companies will be targeting to maintain investment grade credit ratings. EnCana has been in discussions with the credit ratings agencies prior to this announcement.
At June 30, 2009, EnCana’s debt was about $8.9 billion, debt to capitalization ratio was 27 percent and debt to adjusted EBITDA, on a trailing 12-month basis, was 0.7 times. In May 2008, EnCana suspended purchases under its Normal Course Issuer Bid program and has directed free cash flow to reducing debt levels.
Cenovus financing arrangements
A committed and fully underwritten $3 billion non-revolving, 364-day, bridge financing has been obtained from RBC Capital Markets to partially fund the approximately $3.5 billion amount to be paid by Cenovus to EnCana to acquire the Cenovus assets under the transaction. In addition, RBC Capital Markets has committed and fully underwritten a C$1.5 billion three-year revolving credit facility as well as a C$500 million, 364-day, revolving credit facility, both for general corporate purposes. These facilities are subject to customary conditions for financing of this type. The revolving facilities may also be drawn upon to partially fund the amount to be paid to EnCana.
Dividing the company along operational lines means business as usual
This transaction is expected to have minimal impact on EnCana’s employees, operations, suppliers, business partners and stakeholders. EnCana completed an internal reorganization into operating divisions in early 2007 to increase focus on specific aspects of each core asset, with many corporate functions embedded directly into each division. Most employees in EnCana’s corporate groups have been assigned to one of the companies. Each company will maintain its own energy marketing operations. During the reorganization, EnCana will conduct its business as usual honouring all business relationships, commitments and obligations, including its obligations with respect to THE BOW office project currently under construction, as each company expects to occupy a portion of the building. EnCana will provide further information for stakeholders as future developments warrant.
“We recognize reorganizations may cause uncertainty for staff, contractors, our business partners, suppliers and our stakeholders in the communities where we operate. Through this transition period, we will work diligently to make these changes as seamless as possible. We are not contemplating any layoffs. In fact, with the promising potential of these two companies, we expect continued employment opportunities ahead in both companies. In past periods of organizational change, our staff has displayed focus and dedication while creating thriving new organizations and we are confident EnCana (GasCo) and Cenovus will continue that practice,” Eresman said.
Proxy circular mailing in October, shareholder meeting planned for November 25
A proxy circular setting out the details of the Plan of Arrangement is expected to be mailed to EnCana shareholders in late October 2009 and a shareholders’ meeting to vote on the transaction is planned for November 25, 2009. EnCana expects, subject to the satisfaction of conditions and receipt of approvals, including court approval, to complete the transaction on November 30, 2009.
EnCana Corporation

Third quarter report planned for early November
To accommodate reporting requirements and information compilation for the transaction, EnCana is planning to release its third quarter report in the week of November 9, 2009.
EnCana guidance has been updated and posted on encana.com
EnCana has updated its 2009 guidance and provided pro forma 2009 guidance for each proposed company, Cenovus and EnCana (GasCo), including key resource play information and supplemental information on a divisional basis for the two proposed companies. EnCana is forecasting total 2009 natural gas, oil and NGLs production of 4.465 Bcfe/d, compared to its previous range of 4.4 Bcfe/d to 4.8 Bcfe/d. Current guidance reflects EnCana’s decision to shut-in and curtail some natural gas production due to low prices. Capital investment is forecast to be $5.7 billion compared to a previous range of $5.5 billion to $6 billion. Total cash flow is forecast to be $7.6 billion, compared to a previous range of $7.1 billion to $8.3 billion. Updated guidance and key resource play information is posted on EnCana’s website at www.encana.com.
Tax impact and costs of the transaction
EnCana has received tax rulings from the Canadian and U.S. federal tax authorities that confirm, subject to the terms of the rulings, that the transaction will not be taxable from a corporate and shareholder perspective. The restructuring of the Canadian businesses will cause an acceleration of future taxes that will be recognized in 2009. The impact on 2009 cash tax expense is expected to be an increase of approximately $700 million. This is offset by related tax benefits which are expected to reduce cash tax expense in EnCana (GasCo) and Cenovus by approximately $500 million in 2010. The net effect is to increase cash tax expense of about $200 million over the two years. The go-forward expenses of the transaction are expected to be less than $200 million after tax and will be recorded as incurred and disclosed in each quarter for the appropriate company.
Financial and Legal Advisors
BofA Merrill Lynch and RBC Capital Markets are acting as financial advisors to EnCana. CIBC World Markets is acting as financial advisor to the Board of Directors of EnCana, and has provided a verbal opinion that the consideration to be received pursuant to the transaction is fair, from a financial point of view, to EnCana common shareholders. Barclays Capital and Scotia Waterous Inc. have been retained as strategic advisors by EnCana. Bennett Jones LLP, Felesky Flynn LLP, Paul, Weiss, Rifkind, Wharton & Garrison LLP and Dewey & LeBoeuf LLP are acting as legal advisors to EnCana. McCarthy Tétrault LLP is acting as legal advisor to the Board of Directors of EnCana.
CONFERENCE CALL FRIDAY, SEPTEMBER 11, 2009
9 a.m. Mountain Time (11 a.m. Eastern Time)
EnCana will hold a conference call and webcast for the investment community tomorrow, Friday, September 11, 2009, beginning at 9 a.m. MT (11 a.m. ET). To participate, please dial (800) 731-5319 (toll-free in North America) or (416) 644-3426 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 12 p.m. MT on Friday, September 11, 2009 until midnight on Friday, September 18, 2009 by dialing (877) 289-8525 or (416) 640-1917 and entering access code 21314144 followed by the pound (#) sign. Presentation slides to accompany this call will be posted on EnCana’s website.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.
EnCana Corporation

NEWS MEDIA BRIEFING FRIDAY, SEPTEMBER 11, 2009
11 a.m. Mountain Time (1 p.m. Eastern Time)
EnCana Corporation will host a news media briefing tomorrow, Friday, September 11, 2009. Randy Eresman, EnCana’s President & Chief Executive Officer and Brian Ferguson, EnCana’s Executive Vice-President & Chief Financial Officer, will discuss today’s announcement. The media briefing is at 11 a.m. MT on the 28th floor of EnCana Place, 150 — 9th Avenue S.W., Calgary, Alberta.
NOTE: Non-GAAP measures
This news release contains references to cash flow, free cash flow, net debt, capitalization and adjusted earnings before interest, tax, depreciation and amortization (EBITDA).
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations.

•
Free cash flow is a non-GAAP measure that EnCana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•
Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios which management uses to steward the company’s overall debt position as measures of the company’s overall financial strength.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings from continuing operations before gain on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
EnCana Corporation
With an enterprise value of approximately $50 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the proposed transaction and expected future attributes of each of GasCo and Cenovus following such transaction; the anticipated benefits of the transaction; projections of future natural gas prices (including long-term NYMEX price forecasts) and the timing of changes thereof; future and long term production and growth plans for Cenovus and GasCo, including projections of future compound annual production growth rates and capital expenditures over the next five years; anticipated future divestitures and the timing and amounts thereof; projections of potential future dividends and normal course issuer bid share purchases for GasCo and Cenovus and the source of funds therefore; the amount and timing for the anticipated payment to be made by Cenovus to GasCo to acquire assets in connection with the transaction; estimates of future drilling locations and drilling costs; projections of 2009 production from various key resource plays; projections of basin natural gas and natural gas in place in various regions; projections of future pipeline capacities; the expected timing for completion of the Cabin Gas Plant; the anticipated 2009 capital, timing for completion, and production capacity of the Deep Panuke project; projections relating to the cost, timing for completion, processing capacities and yields from the Wood River CORE project; future opportunities for natural gas use as a transportation fuel and for electrical generation, and the potential impact thereof on demand and emissions; GasCo’s and Cenovus’s expected ranking among Canadian corporations and energy companies; the expected pro-forma characteristics of GasCo and Cenovus
EnCana Corporation

(including estimated 2009 natural gas, oil and NGLs production, proved reserves, developed and undeveloped land holdings, cash flow, operating cash flow, free cash flow, net investing activities, net debt, share purchase capacity, dividend yield, upstream operating costs, employees, divisions, key resource plays, refineries and refining capacities); forecast 2009 G&A costs; the expected impact of the transaction on EnCana’s employees, operations, suppliers, business partners, stakeholders and communities of operation; statements respecting future financial metrics of GasCo and Cenovus (including initial and future target debt to capitalization and debt to adjusted EBITDA ratios); expected credit ratings for each of GasCo and Cenovus; anticipated hedging and risk management strategies of GasCo and Cenovus; anticipated timing for the release of EnCana’s third quarter (2009) report; projections contained in EnCana’s updated 2009 guidance, including total natural gas, oil and NGLs production, capital investment and cash flow; the projected tax consequences of the transaction, including the acceleration of future taxes and increase in 2009 cash tax expense and various expected offsetting tax benefits which may accrue to GasCo and Cenovus; the anticipated tax impact of the transaction on shareholders; the estimated costs of the transaction; the impact of the transactions on employment and employment opportunities; and the expected date for mailing a proxy circular and completing the transactions. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: risks associated with the ability to obtain any necessary approvals, waivers, consents, court orders and other requirements necessary or desirable to permit or facilitate the proposed transaction (including, regulatory and shareholder approvals); the risk that any applicable conditions of the proposed transaction may not be satisfied; volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability of the company and ConocoPhillips to successfully manage and operate the integrated North American oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining crude oil; risks associated with technology; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Forward-looking information respecting anticipated 2009 cash flow for EnCana (and pro forma the transaction for GasCo and Cenovus) is based upon achieving average production of oil and gas for 2009 of approximately 4.465 Bcfe/d (pro forma GasCo approximately 2.975 Bcfe/d and Cenovus 1.490 Bcfe/d), actual commodity prices, U.S./Canadian dollar foreign exchange rates to June 30, 2009 and forward curve estimates for commodity prices and U.S./Canadian dollar foreign exchange rate as of June 30, 2009 and an average number of outstanding shares for EnCana of approximately 750 million. Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
EnCana Corporation

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com.
FOR FURTHER INFORMATION:

EnCana Corporate Communications
Investor contact:	Media contact:
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751
EnCana Corporation